   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 2000
--------------------------------------------------------------------------------
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE TO-T
                             TENDER OFFER STATEMENT
                                     UNDER
                          SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            PLM INTERNATIONAL, INC.
                       (Name Of Subject Company (Issuer))

                            MILPI ACQUISITION CORP.,
                              MILPI HOLDINGS, LLC,
                            AFG INVESTMENT TRUST A,
                            AFG INVESTMENT TRUST B,
                            AFG INVESTMENT TRUST C,
                            AFG INVESTMENT TRUST D,
                             AFG ASIT CORPORATION,
                           EQUIS II CORPORATION, AND
                               SEMELE GROUP, INC.
                      (Names Of Filing Persons (Offerors))

                          COMMON STOCK, $.01 PAR VALUE
                         (Title Of Class Of Securities)

                                   69341L205
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JAMES A. COYNE
                            MILPI ACQUISITION CORP.
                                200 NYALA FARMS
                               WESTPORT, CT 06880
                   PHONE: (203) 341-0515/FAX: (203) 341-9988
            (Name, Address And Telephone Number Of Person Authorized
       To Receive Notices And Communications On Behalf Of Filing Persons)
                         ------------------------------

                                    COPY TO:
                          RICHARD F. LANGAN, JR., ESQ.
                               NIXON PEABODY LLP
                               437 MADISON AVENUE
                               NEW YORK, NY 10022
                   PHONE: (212) 940-3000/FAX: (212) 940-3111
                            ------------------------

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
                  $27,851,305                                       $5,570.26

* Estimated for purposes of calculating the amount of the filing fee only. Calculated as $3.46, the per share tender offer price of the Company Common Stock times 8,049,510, the number of outstanding shares of Company Common Stock as of December 28, 2000 on a fully diluted basis which includes 495,000 shares of Company Common Stock issuable upon the exercise of options.

**  Calculated as 1/50 of 1% of the transaction value.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None                         Filing Party: Not applicable
Form or Registration No.: Not applicable             Date Filed: Not applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
    This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by MILPI Acquisition Corp., a Delaware Corporation (the "Purchaser") and MILPI Holdings, LLC, AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C, AFG Investment Trust D, AFG ASIT Corporation, Equis II Corporation, and Semele Group, Inc. (collectively, the "Offerors"). This Schedule TO relates to the offer by the Purchaser to purchase any and all outstanding shares of Common Stock, par value $.01 (the "Company Common Stock"), of PLM International, Inc., a Delaware corporation (the "Company"), at a purchase price of $3.46 per share, to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 29, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the Offer). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of December 22, 2000, between Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 12. EXHIBITS.

(a)(1)  Offer to Purchase, dated December 29, 2000.

(a)(2)  Form of Letter of Transmittal.

(a)(3)  Form of Notice of Guaranteed Delivery.

(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.

(a)(5)  Form of Letter to Clients for Use by Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees.

(a)(6)  Form of Guidelines for Certification of Taxpayer
        Identification Number on Substitute Form W-9.

(a)(7)  Summary advertisement as published in The New York Times on
        December 29, 2000

(a)(8)  Press release issued by the Purchaser on December 22, 2000
        (1).

(b)     None.

(d)(1) Agreement and Plan of Merger, dated as of December 22, 2000, between the Purchaser and the Company (2).

(d)(2) Amended and Restated Voting and Tender Agreement, dated as of December 22, 2000, among certain stockholders of the Company and the Purchaser (3).

(d)(3) Confidentiality Agreement dated November 23, 1999 between the Company and Parent.

(d)(4)  Escrow Agreement dated as of December 22, 2000 among the
        Purchaser, the Company and Bank of San Francisco, as Escrow
        Agent (4).

(g)     None.

(h)     None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: December 29, 2000

                                                       MILPI ACQUISITION CORP.

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title: Vice President and Secretary

                                                       MILPI HOLDINGS, LLC

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title: Member

                                                       AFG INVESTMENT TRUST A,
                                                       By: AFG ASIT Corporation, as Managing Trustee

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title: Senior Vice President

                                                       AFG INVESTMENT TRUST B,
                                                       By: AFG ASIT Corporation, as Managing Trustee

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title: Senior Vice President

                                                       AFG INVESTMENT TRUST C,
                                                       By: AFG ASIT Corporation, as Managing Trustee

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title: Senior Vice President

                                                       AFG INVESTMENT TRUST D,
                                                       By: AFG ASIT Corporation, as Managing Trustee

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title: Senior Vice President

                                                       AFG ASIT CORPORATION

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title: Senior Vice President

                                                       EQUIS II CORPORATION

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title: Senior Vice President

                                                       SEMELE GROUP, INC.

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title: President and Chief Operating
                                                            Officer

                                 EXHIBIT INDEX

EXHIBIT NO.

(a)(1)  Offer to Purchase, dated December 29, 2000.

(a)(2)  Form of Letter of Transmittal.

(a)(3)  Form of Notice of Guaranteed Delivery.

(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.

(a)(5)  Form of Letter to Clients for Use by Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees.

(a)(6)  Form of Guidelines for Certification of Taxpayer
        Identification Number on Substitute Form W-9.

(a)(7)  Summary advertisement as published in The New York Times on
        December 29, 2000.

(a)(8)  Press release issued by the Purchaser on December 22, 2000
        (1).

(b)     None.

(d)(1) Agreement and Plan of Merger, dated as of December 22, 2000, between the Purchaser and the Company (2).

(d)(2) Amended and Restated Voting and Tender Agreement, dated as of December 22, 2000, among certain stockholders of the Company and the Purchaser (3).

(d)(3) Confidentiality Agreement dated November 23, 1999 between the Company and Purchaser.

(d)(4)  Escrow Agreement dated as of December 22, 2000 among the
        Purchaser, the Company and Bank of San Francisco, as Escrow
        Agent. (4)

(g)     None.

(h)     None.

------------------------

(l) Incorporated by reference to the Purchaser's Schedule TO-C, filed December 22, 2000.

(2) Incorporated by reference to Exhibit 2.1 to the Purchaser's Current Report on Form 8-K dated December 28, 2000 (Commission File No. 1-10333).

(3) Incorporated by reference to Exhibit 4.1 to the Purchaser's Current Report on Form 8-K dated December 28, 2000 (Commission File No. 1-10333).

(4) Incorporated by reference to Exhibit 99.1 to the Purchaser's Current Report on Form 8-K dated December 28, 2000 (Commission File No. 1-10333).